August 8, 2007
By EDGAR Submission
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention: Ms. Kristin Lochhead

Re:	Cynosure, Inc. Form 10-K for the fiscal year ended December 31, 2006 Filed March 12, 2007 File No. 000-51623
Ladies and Gentlemen:
On behalf of Cynosure, Inc. (the “Company”), this letter is in response to the letter dated July 31, 2007 from Brian Cascio, Accounting Branch Chief, on behalf of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), to Timothy W. Baker, the Company’s Chief Financial Officer. The response set forth below is based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company. The response is keyed to the numbering of the comments and the headings used in the Staff’s letter.
On behalf of the Company, we advise you as follows:
Form 10-K for the fiscal year ended December 31, 2007
Consolidated Financial Statements
Consolidated Statements of Operations, page F-4
1. We note that you present a table of stock-based compensation in a footnote on the face of the consolidated statements of operations. Consistent with the guidance in SAB Topic 14-F, please revise to present the stock-based compensation charges in parenthetical notes to the appropriate income statement line items. Alternatively, revise to remove the total from the table presented in the footnote. As indicated in the SAB, you may also present the information in the footnotes to the financial statements or within MD&A.

Response:	The Company acknowledges the Staff’s comment and undertakes in its future filings to present its stock-based compensation charge information in a manner consistent with the guidance in SAB Topic 14-F.

U.S. Securities and Exchange Commission
August 8, 2007

Further, as requested by the Staff, the Company acknowledges that:
•	it is responsible for the adequacy and accuracy of the disclosure in its filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * * * *

U.S. Securities and Exchange Commission
August 8, 2007

If you require additional information, please telephone either the undersigned at the telephone number indicated on the first page of this letter, or Corey DuFresne or Jason Kropp of this firm at (617) 526-6039 and (617) 526-6421, respectively.

Very truly yours,
/s/ David A. Westenberg
David A. Westenberg

cc:	Timothy W. Baker, Cynosure, Inc. Corey C. Dufresne, Esq., WilmerHale Jason L. Kropp, Esq., WilmerHale